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SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2020** AND ENDING **December 31, 2020**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRG Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Corporate Parkway, Suite 108
(No. and Street)

Amherst   **New York**   **14226**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Damian Weber   (716) 247-5009
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG+Partners CPAs, PLLC
(Name – if individual, state last, first, middle name)

69B Monroe Avenue   **Pittsford**   **New York**   **14534**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Paul S. Duggan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRG Advisors, Inc. _____, as of December 31, _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

TAYLOR BURGESS
Notary Public - State of Florida
Commission # GG 289425
My Comm. Expires Jan 8, 2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRG Advisors, Inc.

Financial Statements
and Supplemental Information
December 31, 2020

TRG ADVISORS, INC.

Table of Contents



ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
 TRG Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TRG Advisors, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TRG Advisors, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TRG Advisors Inc.'s management. Our responsibility is to express an opinion on TRG Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TRG Advisors Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TRG Advisors Inc.'s financial statements. The supplemental information is the responsibility of TRG Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG+Partners CPAs PLLC

We have served as TRG Advisors, Inc.'s auditor since 2016.

Pittsford, New York

February 9, 2021

TRG ADVISORS, INC.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	48,819
Commissions receivable		13,822
Total assets	$	62,641

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	10,934
Accounts payable - TRG Florida		7,213
Total liabilities		18,147

STOCKHOLDER'S EQUITY:

Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		34,494
Total stockholder's equity		44,494
Total liabilities and stockholder's equity	$	62,641

See Accompanying Notes to Financial Statements.

2

TRG ADVISORS, INC.

Statement of Income
For the Year Ended December 31, 2020

REVENUE

Commission income	$	151,259

EXPENSES

Payroll and related taxes	48,609
Occupancy expenses	13,469
Professional fees	11,395
Equipment lease	9,082
Technology	7,599
Employee benefits	7,232
Regulatory and CRD fees	4,149
Corporate travel	3,554
Insurance expense	3,284
Telephone	2,226
Office expense	561
Dues and subscriptions	286
Miscellaneous expense	4,305
Total expenses	115,751

INCOME BEFORE PROVISION FOR INCOME TAXES		35,508
PROVISION FOR INCOME TAXES		50
NET INCOME	$	35,458

TRG ADVISORS, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2020	$ 100	$ 9,900	$ 44,367	$ 54,367
Net income	-	-	35,458	35,458
Stockholder distributions	-	-	(45,331)	(45,331)
BALANCE, December 31, 2020	$ 100	$ 9,900	$ 34,494	$ 44,494

See Accompanying Notes to Financial Statements.

4

TRG ADVISORS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	35,458
Adjustments to reconcile net income to net cash provided by operating activities:		
Net changes in operating assets and liabilities affecting cash flows:		
Commissions receivable		(5,757)
Accounts payable and accrued expenses		(390)
Net cash provided by operating activities		29,311

CASH FLOWS FROM FINANCING ACTIVITIES:

Stockholder distributions		(45,331)
Net cash used in financing activities		(45,331)

NET DECREASE IN CASH AND CASH EQUIVALENTS (16,020)

CASH AND CASH EQUIVALENTS:

Beginning of year		64,839
End of year	$	48,819

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for income taxes	$	50

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2020

1. **ORGANIZATION**

    TRG Advisors, Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker which does not take possession of customer funds or carry customer accounts. The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker/dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

    Effective July 1, 2018, the Company's registered investment advisory (RIA) functions were transferred to TRG Advisors, Inc. Florida (TRG Florida), a Florida corporation formed in 2017 that is owned by the Company's stockholder.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

    Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

    Receivables – Receivables consist of commissions due to the Company from various investment companies. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that the accounts receivable are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

    Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

    Income Taxes – The Company, with the approval of its stockholder, has elected to be taxed as an S Corporation for federal and state income tax purposes whereby the Company's income, deductions and tax attributes are included in the stockholder's individual tax returns. As a result, no provision for income taxes is reflected in the accompanying financial statements except for minimum state franchise taxes.

    The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability. As of December 31, 2020, the Company had no unrecognized tax benefits recorded in the financial statements. The Company may be subject to examination by taxing authorities, however at December 31, 2020 there were none in progress.

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2020

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Advertising – The costs of advertising are expensed in the period incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2021 and February 9, 2021, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of mutual funds and annuity investments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

The following table presents the Company's total commission revenue disaggregated by investment product category and by commission type for the year ended December 31, 2020:

Annuities: trail-based commissions	$ 33,873
Mutual funds:	
Trail-based commissions	97,451
Sales-based commissions	4,870
Other	15,065
	$ 151,259

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2020

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using market information and appropriate valuation methodologies. The Company's financial instruments consist of cash and cash equivalents, receivables and payables. At December 31, 2020, the amounts of these items in the accompanying statement of financial condition approximate their fair values as a result of their short maturities and liquidity.

Accounting principles generally accepted in the United States of America establish the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2020, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2020, the Company had net capital of $30,672, which was $25,672 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of 0.5916 to 1.

6. RETIREMENT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company provides matching contributions of 50% of the first 8% of employee compensation, as defined. There was no related expense for the year ended December 31, 2020.

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2020

7. **OPERATING LEASES**

The Company leases office space from a relative of its stockholder pursuant to an operating lease agreement that requires monthly rental payments of $1,400. The agreement expired in June 2020, provides for automatic one-year renewal options, and is cancelable at any time upon 30 days notice. The Company also rented additional office space from an unrelated party on a month-to-month basis. Total rental expense was $13,469 for the year ended December 31, 2020 and is included in occupancy expenses in the accompanying statement of income. A portion of this expense is allocated to TRG Florida under the related expense sharing agreement (Note 8).

8. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with TRG Florida which provides for the reimbursement of certain common expenses. The agreement can be canceled by either party at any time upon providing seven days written notice. During the year ended December 31, 2020, the net expenses charged to the Company by TRG Florida were as follows:

Payroll and payroll taxes	$ 35,445
Occupancy	13,469
Employee benefits	10,687
Auto	9,082
Technology	7,404
Corporate travel	3,554
Utilities and supplies	2,786
Other expenses	4,026
	$ 86,453

At December 31, 2020, the Company owed $7,213 to TRG Florida which was included in accounts payable and accrued expenses in the accompanying statement of financial condition. Additionally, as stated in Note 7, the Company leases office space from a relative of the Company's stockholder.

9. **CONTINGENCY – COVID-19 GLOBAL PANDEMIC**

During March 2020, the United States of America experienced a national health emergency related to the global COVID-19 virus pandemic. The overall consequences of the COVID-19 virus on a national, regional and local level are unknown, but have the potential to result in a significant economic downturn. The impact of this situation on the Company and its future results and financial position is not presently determinable as of the date of these financial statements.

* * * * * * * * * * *

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	44,494
Deduct: stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		44,494
Add:		
Liabilities subordinated to claims for general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		44,494
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition		(13,822)
Security demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions (tentative net capital)		30,672
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentration		-
Other		-
Net capital	$	30,672

(Continued)

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2020

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. liabilities from statement of financial condition	$	18,147

Add:

Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	18,147

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	1,210
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of two)	$	5,000
Excess net capital (net capital less net capital requirement)	$	25,672
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	24,672
Percentage of aggregate indebtedness to net capital		59.16%

RECONCILIATION TO FOCUS REPORT:

There were no material differences between this computation of net capital and the corresponding computation prepared by TRG Advisors, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

(Concluded)

TRG ADVISORS, INC.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2020

To the best of my knowledge and belief, TRG Advisors, Inc. claims exemption from 17 C.F.R.§240.15c3-3, (k)(1) (the exemption provision) for the entire year ended December 31, 2020.

To the best of my knowledge and belief, TRG Advisors, Inc. has met the identified exemption provisions under 17 C.F.R.§240.15c3-3(k)(1) and (k)(2)(i) throughout the entire year ended December 31, 2020 as described in paragraph (d)(4)(iii) of this section without exception.

Paul Duggan, President



RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TRG Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) TRG Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TRG Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(i) (exemption provisions) and (2) TRG Advisors, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year without exception. TRG Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRG Advisors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Pittsford, New York

February 9, 2021

TRG ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are not applicable since the Company is exempt from such rule pursuant to paragraphs (k)(1) and (k) (2)(i).